PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
               FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME,
                       CHIYODA-KU, TOKYO 100-0011, JAPAN
          TELEPHONE (813) 3597-8101             FACSIMILE (813) 3597-8120



                                            December 27, 2006


VIA EDGAR
---------

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC, 20549, U.S.A.

Attention:  Ms. Cecilia D. Blye
            Chief, Office of Global Security Risk

                           HANAROTELECOM INCORPORATED
                FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
                -------------------------------------------------

Dear Ms. Blye:

            We are submitting this letter on behalf of our client hanarotelecom incorporated (the "Registrant") in response to your letter, dated November 30, 2006, addressed to Mr. Byung-Moo Park, the Registrant's Chief Executive Officer.

            Set forth below are the comments of the Staff together with the Registrant's responses to those comments.

            COMMENT NO. 1. We note news reports that you participated in a joint venture with a North Korean entity to produce parts for high-speed Internet services and that you also jointly produced with that entity three-dimensional animation for broadcasting. It is not clear to us whether you have ongoing contacts with North Korea. Your 20-F includes no information regarding contacts with North Korea.

            In light of the fact that North Korea has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions, please describe for us the extent and nature of your past,

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U.S. Securities and Exchange Commission                                        2


current, and anticipated contacts with North Korea, whether through direct or indirect arrangements. Discuss any direct or indirect contacts with the North Korean government, and entities controlled by the North Korean government. Advise us whether any of the services or products you have provided to North Korea, including materials and component parts, have military application. Describe for us any such potential military application and advise us whether, to you knowledge, any such products or services have in fact been put to military use.

            RESPONSE TO COMMENT NO. 1. The Registrant had a supply arrangement and a service agreement with Samchonli General Corp. ("Samchonli"), an entity based in North Korea, between July 2000 and November 2005. Samchonli is an entity controlled by the North Korean government and is the primary entity that engages in business between North Korea and companies in South Korea. The supply agreement relates to the provision of component parts used in the Registrant's Internet service equipment by Samchonli to the Registrant and the service agreement relates to services provided by Samchonli in the context of animation production in which the Registrant participated with several other South Korean companies. The Registrant's business relationship with Samchonli was not significant to the Registrant's business or share value. The Registrant currently has no business relationships with Samchonli or any other entities in or related to North Korea and has no present plans to pursue business opportunities with any such entities in the future. The Registrant has never been engaged in business relationships with any other state sponsor of terrorism identified by the U.S. State Department (Cuba, Iran, Sudan and Syria) and has no present plan to pursue any such relationships.

            COMPONENT PARTS SUPPLY ARRANGEMENT
            ----------------------------------

            The component parts supply agreement commenced in July 2000 and ended in September 2003. Under the supply agreement, the Registrant installed at Samchonli's facilities manufacturing equipment for the parts, and Samchonli manufactured such parts in North Korea and supplied them to the Registrant. Specifically, Samchonli manufactured and supplied to the Registrant three types of parts pursuant to the supply agreement: splitters (equipment separating voice signals and data), wide range filters (equipment separating TV signals and data signals), and microfilters (equipment filtering out noise from phone lines). In addition, Samchonli manufactured baluns (sub parts inserted to internal circuits of high speed Internet equipment to allocate signals) and supplied them to one of the Registrant's suppliers located in South Korea for such supplier's own use. These parts were used for purposes of the Registrant's high speed Internet services and the supplier's equipment, and, to the knowledge of the Registrant, have not been used for military purposes and do not have predictable military application in the future. Additionally, to the knowledge of the Registrant, the manufacturing equipment has not been used for military purposes and does not have predictable military application in the future. Prior to shipping the equipment to North Korea, the Registrant was subject to a review by the South Korean government with respect to its business plan to ship the equipment to North Korea, which review also took into consideration whether the manufacturing equipment or manufacturing goods would have potential military application.

U.S. Securities and Exchange Commission                                        3


            ANIMATION PRODUCTION
            --------------------

            With respect to the service agreement in relation to the animation production, the Registrant arranged an outsourcing arrangement with Samchonli pursuant to which Samchonli provided production services between January 2002 and November 2005. Specifically, Samchonli conducted 3D main production, such as 3D modeling, rendering, mapping and material editing, but did not have any ownership interest in or other rights to the animation film or related revenues. To the knowledge of the Registrant, the animation production services have not been used for military purposes and have no predictable military application in the future.

            COMMENT NO. 2. Discuss the materiality to you of any contacts with North Korea and advise us of your view as to whether those contacts constitute a material investment risk for your security holders. Address materiality in quantitative terms, including the dollar amount of any associated revenues, assets or liabilities. Please also address materiality in terms or qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

            We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with North Korea.

            RESPONSE TO COMMENT NO. 2. From a quantitative point of view, the Registrant does not believe that the discontinued business with Samchonli has had and will have any material impact on the Registrant's reputation or share value. During the duration of the supply agreements with Samchonli, the Registrant paid Samchonli US$352,444 in total, including US$48,278 for the component parts and US$304,166 for the animation production services.

U.S. Securities and Exchange Commission                                        4


            COMPONENT PARTS MANUFACTURING
            -----------------------------

            The payment of US$48,278 for the component parts supply agreement was made between 2001 and 2002 representing approximately 0.003% of the Registrant's total operating expenses of 2,238 billion Korean won ("KRW") for the relevant period. Starting in early 2003, the Registrant internally discussed terminating the supply agreement earlier than the contractual term, which was March 2004, because of weakened demand for the parts and resulting high inventory, and because of the high rates of defective parts. The Registrant and Samchonli ended the supply agreement in September 2003. In conjunction with the termination of the supply agreement, the Registrant concluded that diassembling the manufacturing equipment and shipping it back to South Korea would be too costly particularly because such equipment was outdated. Lengthy administrative procedures, high labor and transportation costs, and low resale value of the equipment outweighed the value of the equipment, which was approximately KRW 417 million (approximately US$400,000 at the exchange rate of US$1 = KRW 1,035 as of December 31, 2004). As a result, the Registrant entered into an arrangement to lend the relevant equipment located in North Korea to Samchonli at no cost. North Korea has the right to use the equipment and facilities until July 2010 at which time the ownership of the equipment and facilities will be transferred to Samchonli at no cost. In 2004, the Registrant recorded a write-off of tangible assets in the amount of KRW 417 million (approximately US$400,000 at the exchange rate of US$1 = KRW 1,035 as of December 31, 2004). This constituted approximately 2% of the total amount of write-off of tangible assets of the Registrant for 2004.

            ANIMATION PRODUCTION
            --------------------

            The Registrant paid Samchonli US$304,166 (approximately KRW 336 million at the exchange rate of US$1 = KRW 1,105 for the relevant period) for the animation production services, representing approximately 0.006% of the Registrant's total operating expenses of KRW 5,262 billion (approximately US$4,762 million at the exchange rate of US$1 = KRW 1,105 for the relevant
period)  for  the  relevant  period.   Moreover,  the  animation  film  business
represents an immaterial portion of the Registrant's business. The Registrant had revenues of KRW 878 million from its animation business through the third quarter of 2006 from sales of the films and sales of various products relating to the animation characters. This amount represents less than 0.016% of the Registrant's total revenues of KRW 5,510 billion during the relevant period.

            From a qualitative point of view and considering investor sentiment, the Registrant does not believe that its previous business activities with Samchonli have had or will have any material impact on its reputation or shareholder value. The business relationship with Samchonli was pursued mainly to respond to the humanitarian initiatives of the South Korean government to create jobs for North Korean people and decrease the level of tension with North

U.S. Securities and Exchange Commission                                        5


Korea by increasing inter-Korea business activities. Further, the Registrant has no present plans to seek business opportunities with Samchonli or any other entities in North Korea or other state sponsors of terrorism. As a result, the Registrant does not believe that, from a qualitative point of view, a reasonable investor would deem the discontinued joint venture with Samchonli to be material to either the Registrant's business or the investor's investment decisions.

                                      * * *

            In connection with responding to the comments of the Staff, the Registrant acknowledges that:

            o the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

            o the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please contact the undersigned at +81-3-3597 8101 (fax number +81-3 3597 8120) if we may be of help in answering any questions that may arise in connection with your review of this letter.

                                                   Sincerely,


                                                   /s/ Tong Yu
                                                   -------------------
                                                   Tong Yu



cc:    Robert Littlepage
       U.S. Securities and Exchange Commission

       hanarotelecom incorporated